

September 23, 2010

David P. Phillips
Chief Financial Officer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, Florida 33811

> **Re: Publix Super Markets, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2010**
> **File No. 000-00981**

Dear Mr. Phillips:

We have reviewed your responses and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Components of Executive Compensation, page 10

Incentive Bonus Plan, page 10

1. We note your response and your proposed revisions to prior comment three of our letter dated August 16, 2010. As we indicate in our comment, the standard to apply in determining competitive harm is the same as would apply when a company requests confidential treatment of confidential trade secrets or confidential commercial or financial information. The analysis you provided in your response letter dated December

20, 2007 does not clearly utilize this standard. Please enhance your analysis to explain why *retrospective* targets, such as sales and profits, will cause you competitive harm using the standards set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2 so that we can assess whether maintaining the confidentiality of these targets continues to be appropriate. Specifically, tell us why disclosing these targets after the fiscal year has closed will result in competitive harm; your arguments seem to hinge upon the disclosure of projected amounts, which we are not asking you to disclose. See Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director